June 7, 2005

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Angela Crane
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0306

Re:	FSI International, Inc.
Response letter dated May 16, 2005
Form 10-K for fiscal year ended August 28, 2004
Filed November 9, 2004
File No. 0-17276

Dear Ms. Crane:

On behalf of FSI International, Inc. (“the Company”), we hereby submit our response to comments received from the Staff of the Commission by letter dated May 16, 2005. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K for the year ended August 28, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Page 16

Wind Down of Microlithography Business — Page 20

1.	Explain, supplementally and in future filings, the events and circumstances that arose during the period allowing you to use inventory that you had fully written-off. Discuss the total inventory written-off to date, the amount sold, the amount discarded, and the amount still on your books. For any inventory still held, explain when and how you intend to dispose of it. Is there any future sales pending for the inventory? Please explain.

We are providing the following information supplementally:

The Company’s decision to wind down the Microlithography business was made after exploring the following options:

1.	Continue to fund the operating losses of the Microlithography business with a goal to gain marketshare with 300mm customers and ultimately return the business to profitability.

2.	Establish a strategic relationship with another semiconductor process equipment manufacturer.

3.	Divestiture of the business to another process equipment company or a financial investor group.

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Securities and Exchange Commission

4.	Spin out the business to a strategic and financial investor group.

5.	Discontinue strategic and new product applications development and operate the business in a “maintenance mode” until industry conditions improve.

During this process, the Company had discussions with several of our microlithography customers to see if they would be willing to support the Company with multiple unit orders. They were unwilling to place orders. Based on this, we did not expect any additional orders at the time of our announcement.

In connection with our decision to wind down the Microlithography business, we recorded $19.0 million of inventory reserves in the second quarter of fiscal 2003 based on the estimated future sales and recoverability of Microlithography-related inventory. We determined the $19.0 million inventory reserve based on the inventory balance as of March 1, 2003 as compared to the inventory balance expected to be used for orders in backlog, anticipated orders and anticipated cancellations. At the time that we made the decision to wind down the Microlithography business, we expected that customers would cancel certain existing orders and not issue new orders.

One of the Company’s primary goals at the time of the wind down was to satisfy its remaining Microlithography customer obligations and support requirements. Once the official announcement to wind down the business was made, some of the customers who previously indicated they were not going to be placing any orders started expressing an interest in refurbished equipment and upgrades.

During the wind down process, the Company continued to try to sell the impaired inventory to its customers as spares and upgrades and utilized parts to fulfill warranty obligations on existing systems. Subsequently, our customers have ordered and received refurbished systems, upgrades and spares that exceeded our expectations, allowing us to utilize some of our inventory that was previously written down to zero.

A rollforward of our inventory reserve as of August 28, 2004 related to the Microlithography wind down is as follows:

(millions)

Reserve balance as of March 1, 2003	$24.8
Inventory sold that was previously written down to zero and reductions in inventory buyback requirements	(6.2)
Scrapping and disposal of inventory	(3.0)
Additional reserves	0.2

Reserve balance as of August 28, 2004	$15.8

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Securities and Exchange Commission

As of August 28, 2004, the gross inventory approximated $16.3 million with an inventory reserve of $15.8 million.

A rollforward of our inventory reserves from August 28, 2004 to February 26, 2005 related to the Microlithography wind down is as follows:

(millions)

Reserve balance as of August 28, 2004	$15.8
Scrapping and disposal of inventory	(3.2)

Reserve balance as of February 26, 2005	$12.6

As of February 26, 2005, the gross inventory approximated $14.1 million with an inventory reserve of $12.6 million.

We continue to dispose of our inventory over time by scrapping it. As of February 26, 2005, we had orders in backlog for inventory previously written down to zero of less than $200,000.

In future filings, we will explain the circumstances that arose during the period allowing the Company to use inventory that is fully written off.

2.	We note in the second quarter 2003 that you recorded an impairment of $7 million against your Texas facility. This facility was later sold in second quarter 2005 for a gain of $7 million. Please explain how you determined the fair market value of the facility and the impairment recorded during the second quarter 2003.

We are providing the following information supplementally:

During the second quarter of fiscal 2003, the Company recorded a write-down of $7.0 million against the property, plant and equipment assets of the Microlithography business. This write-down included a $5.0 million impairment charge for the Microlithography business facility. The impairment charge was based upon management’s estimate of fair value. In estimating fair value, management assumed the building would be marketed as office space and the special-purpose space, such as the clean rooms and laboratories, would be converted to office space. This assumption was made based upon the low demand in the area for clean room facilities and with consideration of the electronics industry downturn that occurred in 2001 and 2002. We did not believe we would find a buyer that would utilize the special purpose space.

As part of our analysis, management had a competitive market overview performed by a third party appraiser and reviewed office buildings currently on the market and available for lease or sale. As a result of our assumptions and analysis, management recorded a $5.0 million impairment charge for the facility.

June 7, 2005
Securities and Exchange Commission

During the second quarter of fiscal 2003, the Company also recorded an impairment charge of $2.0 million on the Microltihography business equipment based upon management’s review of its business equipment and its estimated fair value under SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

After two years of marketing the building, the Company was able to sell the building and the majority of the business equipment for its specialty purpose clean room facility space to an electronics industry buyer. Therefore, the sale price was substantially in excess of the value the Company had assumed for office space use. Accordingly, the Company recognized a gain of $7.0 million.

Consolidated Financial Statements

Note 2. Wind Down of Microlithography Business — Page 47

3.	Supplementally explain why you were able to reduce certain open purchase order commitments and inventory buyback requirements during in the fourth quarter 2003. How did this impact your results of operations? Please clarify in future filings.

We are providing the following information supplementally:

We worked with our distributor to reduce and clarify the microlithography inventory buyback requirements as a result of the wind down pursuant to the distribution agreement. The result was a favorable impact to the results of operations for the fourth quarter of approximately $580,000. In addition, we worked closely with our vendors to reduce some of the open purchase orders by approximately $4,000. We will clarify in future filings.

Note 3. Transition Agreement with Metron Technology — Page 48

4.	We note that you originally agreed to pay approximately $2.8 million in early termination fees by surrendering 1.154 million shares of Metron Technology common stock. Instead, you delivered only 567,105 shares to settle the early termination fee. Supplementally explain how you accounted for this transaction. Demonstrate that your accounting complied with GAAP.

We are providing the following information supplementally:

On October 9, 2002, the Company entered into a Transition Agreement with Metron Technology related to the early termination of the Company’s distribution agreements with Metron Technology for Europe

June 7, 2005
Securities and Exchange Commission

and the Asia-Pacific regions, effective March 1, 2003 (“Closing Date”). Under the terms of the Transition Agreement, the Company assumed direct sales, service and applications support and logistics responsibilities for the Company’s products in Europe and the Asia-Pacific region as of the Closing Date.

In conjunction with this transaction, the Company agreed to advance up to $4.0 million to Metron Technology on a secured basis to repurchase inventory. The Company advanced $3.0 million pursuant to a note receivable shortly after it entered into the Transition Agreement and had a potential obligation to advance up to an additional $1.0 million. After completing a review of the inventory relative to the Company’s repurchase obligations, it was determined that the Company’s obligation to repurchase inventory was approximately $2.0 million. The Company recorded approximately $2.0 million of sales returns related to the inventory repurchased from Metron Technology during the second quarter of fiscal 2003.

Under the terms of the Transition Agreement, the Company agreed to pay Metron Technology on the Closing Date an early termination fee of approximately $2.8 million. The Company originally anticipated surrendering approximately 1.154 million Metron Technology common shares owned by the Company in payment of this early termination fee as approved by Metron Technology’s shareholders. In accordance with the Transition Agreement, the Company paid the early termination fee by (i) Metron Technology retaining the amount previously advanced for inventory repurchases in excess of the amount actually repurchased (approximately $1.0 million) and (ii) delivering 567,105 shares of Metron Technology common stock.

In accordance with generally accepted accounting principles, the Company recorded a charge of approximately $2.8 million to selling, general and administrative expenses in the first quarter of fiscal 2003 associated with the early termination fee.

This information has been previously disclosed in prior SEC filings. See our Annual Report on Form 10-K filed with the Commission on November 26, 2003.

Note 8. Property, Plant and Equipment — Page 52

5.	We note that you maintain demonstration and process laboratories for use by your customers and classify the lab equipment as fixed assets. We have the following comments:

     (a) Do you ever sell the lab equipment in your demonstration labs to customers?

Due to the significant investment in installing the equipment into our demonstration labs, we generally do not sell the lab equipment. However, we have in the past sold certain older generation lab equipment to customers on a limited basis. Generally, the Company must make additional investments associated with refurbishing the equipment

June 7, 2005
Securities and Exchange Commission

in order to sell it. During the past three fiscal years, only two lab equipment tools have been sold to customers. The tools were fully depreciated.

     (b) Over what period are you depreciating the lab equipment?

We depreciate lab equipment over three years.

     (c) Where is the depreciation expense recorded in your income statement?

The depreciation expense associated with lab equipment is included in research and development expense.

     (d) How do you account for evaluation systems placed with customers?

Evaluation systems are included in finished goods inventory at our standard cost. If the evaluation systems are not purchased and remain at the customer site after 12 months, we begin amortizing the cost of the system over 18 months or until purchased.

     (e) Tell us more about the increase in inventory related to “additional demonstration tool placements” as discussed in your MD&A.

We have had a strategic initiative to place new products with customers with a goal to expand the number of applications for which a customer might use the product and thereby increase future sales of such product. This initiative resulted in an increase in demonstration tool placements in fiscal 2004. As of August 28, 2004, there was $6.6 million of demonstration tools included in inventory.

     We may have additional comments after reviewing your response.

Note 9. Investments in Affiliates — Page 52

6.	We note that you have presented summarized financial information for m ·FSI LTD. Supplementally discuss the consideration that full financial statements may be required under Rule 3-09 of Regulation S-X. Provide numerical support for your conclusion.

Historically, the Company has not been required to provide separate financial statements of our joint venture, m•FSI LTD (m•FSI), under Regulation S-X, Rule 3-09, because none of the conditions under the definition of “significant subsidiary” has historically exceeded the 20% level.

The following are the calculations under Rule 3-09 of Regulation S-X as of and for the end of the fiscal years 2004, 2003 and 2002 (in thousands):

June 7, 2005
Securities and Exchange Commission

	2004	2003	2002
The Company’s investment in m.FSI	$7,744	$6,306	$6,121
Advances to m.FSI	—	—	—

Total	$7,744	$6,306	$6,121

The Company’s total consolidated assets	$139,797	$133,386	$211,776
Percentage	5.5%	4.7%	2.9%
The Company’s portion of m.FSI’s net income from continuing operations before income taxes	$1,396	$359	$1,004
The Company’s consolidated net loss from continuing operations before income taxes (absolute value)	$588	$74,501	$35,207
Percentage	237.4%	0.5%	2.9%

Based upon the calculations above, we acknowledge due to the Company’s near breakeven performance in fiscal 2004, the Company’s equity in the income of m•FSI from continuing operations before income taxes exceeded 20 percent of such consolidated income from continuing operations before income taxes for the Company. As the Company was in a loss from continuing operations before income taxes position in 2004, no five-year income averaging is allowed for calculation purposes.

The Company believes that the summarized financial information for m•FSI that is included in Note 9 of the financial statements, which was obtained from m•FSI’s audited financial statements, was adequate disclosure to provide our shareholders with meaningful financial information regarding m•FSI’s financial position and operating results . In addition, the Company does not believe that providing the full financial statements of m•FSI would have changed or influenced the judgment of a reasonable person relying upon our financial statements.

We will continue to monitor m•FSI’s operations and their contributions to our financial statements. We will include separate financial statements in the future if required under Rule 3-09 of Regulation S-X.

June 7, 2005
Securities and Exchange Commission

Note 16. Additional Sales Information — Page 58

7.	SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 2 in the FASB Staff Implementation Guide to Statement 131. In future filings, please disclose.

The dollar amount of long-lived assets in geographic regions outside the United States is approximately 0.2% of the Company’s total assets and was as follows:

August 28, 2004
(000's)

Europe	$196
Asia	108

$304

Due to the immateriality of the amounts, disclosure was not considered necessary. For purposes of future filings, the Company will assess the materiality of the long-lived assets outside of the United States and will disclose if material.

In connection with this response, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if you have further questions or comments.

Very truly yours,

/s/ Patricia M. Hollister

Patricia M. Hollister
Chief Financial Officer